SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares
American Depositary Shares, each representing ten ordinary shares
Convertible Notes due 2008
2.5% Convertible Subordinated Notes due 2008
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
Convertible Notes due 2008*
2.5% Convertible Subordinated Notes due 2008 (CUSIP: 169657 AC7 and 169657 AD5)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copy to:
John M. Newell
Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161

* There is no CUSIP Number assigned.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Voluntary Conditional Cash Offer for STATS ChipPAC Ltd.

CORPORATE RELEASE
Voluntary Conditional Cash Offer for STATS ChipPAC Ltd.
United States — 2/28/2007, Singapore — 3/1/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, confirmed that an announcement (the “Goldman Sachs Announcement”) was made by Goldman Sachs (Singapore) Pte ( “Goldman Sachs”), for and on behalf of Singapore Technologies Semiconductors Pte Ltd (the “Offeror”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited, that subject to certain terms and conditions as set out in the Goldman Sachs Announcement, the Offeror intends to make a voluntary conditional cash offer (the “Offer”) as set out in the Goldman Sachs Announcement.
A copy of the Goldman Sachs Announcement is publicly available on the Singapore Stock Exchange website (www.sgx.com.sg).
Details of the terms and conditions of the Offer are set out in the Goldman Sachs Announcement.
The Board will be appointing an independent financial adviser to advise the Directors of the Company who are regarded as independent for the purposes of the Offer under the Singapore Code on Take-overs and Mergers (the “Independent Directors”). A circular containing the advice of the independent financial adviser and the recommendation of the Independent Directors will be sent to the Shareholders after the dispatch of the Offer document to be issued by the Offeror. In the meantime, the Shareholders of the Company are advised to exercise caution when dealing in their shares in the Company or otherwise taking any action in relation to their shares in the Company which may be prejudicial to their interests.
The directors of the Company (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Goldman Sachs Announcement), the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.
For the avoidance of doubt, the directors of the Company would like to inform the Shareholders that the Company and its directors take no responsibility for the contents of the Goldman Sachs Announcement.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward Looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Singapore Contact:

Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: Kahlocke.tham@statschippac.com

US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com
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Additional Information and Where to Find it
In connection with the proposed Offer by the Offeror, we expect to file a solicitation/recommendation statement with the Securities and Exchange Commission (SEC). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the Offer. Copies of the solicitation/recommendation statement will be available free of charge at the SEC’s website at www.sec.gov, or at our website at www.statschippac.com.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com